UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The Results of the 52nd Ordinary General Meeting of Shareholders

•	Agenda 1: Approval of the 52nd FY Financial Statements

Item (Unit : KRW)	Consolidated	Separate
Total Assets	79,058,661 million	55,710,766 million
Total Liabilities	31,263,954 million	10,096,581 million
Share Capital	482,403 million	482,403 million
Total Equity	47,794,707 million	45,614,185 million
Sales	64,366,848 million	30,373,511 million
Operating Profit	3,868,855 million	2,586,359 million
Net Profit	1,982,637 million	1,175,712 million
Net Profit per Share	22,823	14,592

<Approval of Dividend Distribution>

Details	2019
1. Annual Dividend per Share (KRW)	10,000
- Year-End Dividend (KRW)	4,000
- Quarterly Dividend (KRW)	6,000
2. Dividend Yield Ratio (%) ( = Annual Dividend per Share / Market Price)	4.1

•	Agenda 2: Election of Inside Directors

[Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint Inside Directors of the Company as follows.

○	Number of Inside Directors to be Elected: 4 Directors

○	Candidates

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Chang, In-Hwa (2-1)	August 17, 1955	2018~Present	(Representative Director, President) Head of POSCO Steel Business Unit	1 Year
	Board of Directors	2017~2018	(Board Member, Senior Executive VP) Head of POSCO Steel Production Div.
		2016~2017	(Senior Executive VP) Head of POSCO Technology and Investment Div.
		2015~2016	(Executive VP) POSCO Steel Solution Marketing Dept.
		2014~2015	(Executive VP) POSCO New Business Development Dept.
		2011~2014	(Senior VP) POSCO New Business Dept.
		2009~2011	(President) RIST Steel Structure Div.
Chon, Jung-Son (2-2)	August 26, 1962	2019~Present	(Board Member, Senior Executive VP) Head of Corporate Strategy & Planning Div.	1 Year
	Board of Directors	2018~2019	(Board Member, Senior Executive VP) Head of Corporate Strategy & Finance Center
		2017~2018	(President & Representative Director) POSCO C&C
		2016~2017	(Executive VP) Head of POSCO Corporate Strategy Office
		2014~2016	(Senior VP) Value Management Div. Senior Corporate Advisor

		2012~2014	(Senior VP) Head of POSCO Raw Materials Procurement Office
		2010~2012	(VP) POSCO Raw Materials Investment Group
Kim, Hag-Dong (2-3)	May 27, 1959	2019~Present	(Board Member, Senior Executive VP) Head of POSCO Steel Production Div.	1 Year
	Board of Directors	2017~2019	(Senior Executive VP) Head of POSCO Gwangyang Works
		2015~2017	(Senior Executive VP) Head of POSCO Pohang Works
		2013~2015	(Representative Director, Senior Executive VP) SNNC
		2010~2013	(Senior VP) Deputy Head of POSCO Gwangyang Works,
		2009~2010	Iron & Steel Making Head of Quality Control Dept., Pohang Works
Jeong, Tak (2-4)	April 5, 1959	2019~Present	(Board Member, Senior Executive VP) Head of POSCO Marketing Div.	1 Year
	Board of Directors	2018~2019	(Senior Executive VP) Head of POSCO Steel Business Div.
		2016~2018	(Executive VP) Head of POSCO Steel Business Strategy Dept.
		2015~2016	(Executive VP) Head of POSCO Energy and Shipbuilding Materials Marketing Dept.
		2012~2015	(Senior VP) Overseas Marketing Dept.
		2010~2012	(Senior VP) Head of Metal/HR Steel Biz Div. Daewoo Corporation

*All candidates have no relation with the largest shareholder and no transactions with POSCO for the past three years.

*All candidates stated and signed that they do not have any legal issue to be qualified for directors.

○	Recommendation for candidates by the Board of Directors

Name/ Agenda	Grounds
Chang, In-Hwa (2-1)	As the head of Steel Business Unit, Mr. Chang has contributed to improving technology in the steel mill and cost competitiveness. Especially considering the recent downturn of global steel market, Mr. Chang is recommended as the key person who can stably manage POSCO’s steel business with his comprehensive perspective in production and marketing.
Chon, Jung-Son (2-2)	As the head of Corporate Strategy & Planning Division, Mr. Chon has contributed to the establishment of POSCO Group business strategies and executions. The Board of Directors recommends Mr. Chon as the Inside Director as he has extensive and comprehensive knowledge and experience in POSCO businesses on a group-wide level. Based on this, he is evaluated as a director candidate who can contribute to decision-makings on various issues in a most beneficial way to POSCO group.
Kim, Hag-Dong (2-3)	As the head of Steel Production & Technology Division, Mr. Kim has devoted himself for the competitiveness of steel production and stable operation of steel mills. With his expertise in steel mills, products, and technology, the Board of Directors believes he is capable of operating and managing production and technology efficiently.
Jeong, Tak (2-4)	Mr. Jeong has contributed to expanding the sales volume by establishing steel business strategies and through solution marketing. With his expertise and broad experience in sales and marketing, Mr. Jeong is considered as the key person to enhance profitability of steel business.

•	Agenda 3: Election of Outside Director

[Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act, Article 28 and 30 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint Outside Directors of the Company as follows.

○	Number of Outside Directors to be Elected: 1 Director

○	Candidate

Name	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Chang, Seung-Wha	June, 1963	2019~Present	(Chairman) Committee of Korean Trade Commission	3 Years
	Director Candidate Recommendation and Management Committee	2018~Present	(Dean) Seoul National University School of Law
		2012~2016	(Appellate Body Member) The World Trade Organization
		2000	Arbitrator of International Court of Arbitration (ICC)
		1995~Present	Seoul National University Law Professor

○	Candidate’s plan to fulfil his or her duty as Outside Director

Name	Working Plan
Chang, Seung-Wha

- As an expert in the field of international law, Mr. Chang will contribute to making the decision of the Board of Directors especially in the aspect of a stronger protectionism worldwide.

- With transparency and independence along with his insights from legal experiences, he will strive to maintain a system of checks and balances and implement policies to create more sound internal system.

- Mr. Chang will fulfil his duty as an Outside Director and work his best to realize POSCO’s philosophy, which is ‘Corporate Citizen: Building a better future together’

○	Recommendation for the candidate by the Board of Directors

Name	Grounds
Chang, Seung-Wha	POSCO has a great deal of international transactions worldwide. With his diverse background in the field of both domestic and international law as the dean of Seoul National University School of Law, the arbitrator of International Court of Arbitration (ICC), and the Appellate Body member of World Trade Organization, Mr. Chang offered the great guidance to the Board of Directors in making decisions for the past 3 years. He is expected to improve the future performance of the Board of Directors

*The candidate has no relation with the largest shareholder and no transactions with POSCO for the past three years.

*The candidate stated and signed that they do not have any legal issue to be qualified for directors.

•	Agenda 4: Election of Audit Committee Member

[Description of the Proposal]

Pursuant to Article 415-2, 542-11 and 542-12 of the Korean Commercial Act and Article 48 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint an Audit Committee Member of the Company as follows.

○	Number of Audit Committee Member to be elected: 1 Member

○	Candidate

Name	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Pahk, Heui-Jae	January 27, 1961	2017~Present	(President) Korea Association of Industrial Tech. Security	2 Years
Director Candidate Recommendation and Management Committee
		2016~2018	(Chairman) Youth Hope Foundation
		2014~Present	(Senior Member) National Academy of Engineering Korea
		2013~2016	(President) Office of Strategic R&D Plan, MOTIE
		1998~2016	(Founder and CEO) SNU Precision CO., LTD.
		1993~Present	Professor at Seoul National University (Mechanical&Aerospace Engineering)

○	Recommendation for the candidate by the Board of Directors

Name	Grounds
Pahk, Heui-Jae	Mr. Pahk founded Precision Co. Ltd., the first start-up company in Seoul National University, and developed the company into a competitive business. He also was the president of the Office of Strategic R&D Plan in the Ministry of Trade, Industry and Energy which is the position also known as the Chief Technology Officer of the nation. With his ample experience and expertise, the Board of Directors believes that he is enable to contribute to the effective audit responsibilities.

*The candidate has no relation with the largest shareholder and no transactions with POSCO for the past three years.

* The candidate stated and signed that they do not have any legal issue to be qualified for directors.

•	Agenda 5: Approval of Ceiling Amount of Total Remuneration for Directors

[Description of the Proposal]

Pursuant to Article 388 of the Korean Commercial Act and Article 36 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to approve the ceiling amount of the total remuneration for Directors in the fiscal year 2020.

☐	The ceiling amount (to be approved) of the total remuneration in the FY 2020:

KRW 10.0 billion

☐	The ceiling amount (approved) of the total remuneration in the FY 2019:

KRW 10.0 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO (Registrant)

Date: March 30, 2020	By	/s/ Lim, Seung-Kyu
(Signature)
Name: Lim, Seung-Kyu
Title: Executive Vice President